[Five Star Quality Care, Inc. Letterhead]

October 14, 2010

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:  Larry Spirgel, Assistant Director

RE:         Five Star Quality Care, Inc.

Form 10-K for fiscal year ended December 31, 2009

Filed February 19, 2010

File No. 001-16817

Ladies and Gentlemen:

We are hereby responding to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated October 1, 2010, in connection with the above-referenced Form 10-K (the “Form 10-K”) of Five Star Quality Care, Inc. (the “Company”) and the Definitive Proxy Statement on Schedule 14A of the Company for the Company’s 2010 annual meeting of shareholders (the “Proxy Statement”).

The substance of your comments with respect to the Form 10-K and the Proxy Statement have been reproduced below in italicized text.  The Company’s responses thereto are set forth immediately following the reproduced comment to which it relates.

United States Securities and Exchange Commission

October 14, 2010

Form 10-K for fiscal year ended December 31, 2009

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 32

Liquidity and Capital Resources, page 43

1.             In future filings, discuss whether your existing cash, cash equivalents, net cash from operations and sources of liquidity will be sufficient to fund your operations, anticipated capital expenditures and debt repayment obligations for the next twelve months.  In addition, provide a discussion regarding the company’s ability to meet its long-term liquidity needs.  Note that we consider “long-term” to be the period in excess of the next twelve months.  Refer to Section IV of the Commission’s Interpretive Release on Management Discussion and Analysis of Financial Condition and Results of Operations which is located on our website at:  http://www.sec.gov/rules/interp/33-850.htm.

Company Response:  In future filings, we will discuss these matters to the extent applicable.

Critical Accounting Policies, page 56

2.             Based upon your disclosure, we note that you consider the process for determining reserves for self insurance to be a critical accounting policy, and that these reserves have proven to be materially inaccurate in the past.  In this regard, please revise your discussion of this critical accounting policy in future filings to disclose the following with respect to your self-insurance reserves:

•                  The types of assumptions that underlie the most significant and subjective estimates;

•                  The sensitivity of those estimates to deviations of actual results from management’s assumptions; and

•                  The circumstances that have resulted in revised assumptions in the past.

Please provide us with the proposed disclosures you intend to include in your next 10-Q filing in response to this comment.

Company Response:  In response to the Staff’s comment, we have reviewed and reconsidered our disclosure regarding self insurance reserves under “Critical Accounting Policies.”  In fact, while, at certain times in the past,

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October 14, 2010

adjustments to a particular element of the reserve such as employee health or workers compensation insurance costs may have been material in relation to the amount of that element, in no circumstance has the adjustment in any period been material to the Company’s financial condition or results of operations.  We intend to clarify this point in future filings.  In addition, in response to the other points raised in the Staff’s comment, we intend to include the following disclosure in future filings, when appropriate, including in our next Quarterly Report on Form 10-Q:

“Determining reserves for the casualty, liability, workers compensation and healthcare losses and costs that we have incurred as of the end of a reporting period involves significant judgments based upon our experience and our expectations of future events, including projected settlements for pending claims, known incidents which we expect may result in claims, estimates of incurred but not yet reported claims, expected changes in premiums for insurance provided by insurers whose policies provide for retroactive adjustments, estimated litigation costs and other factors.  Since these reserves are based on estimates, the actual expenses we incur may differ from the amount reserved.  We regularly adjust these estimates to reflect changes in the foregoing factors, our actual claims experience, recommendations from our professional consultants, changes in market conditions and other factors; it is possible that such adjustments may be material.”

We believe this disclosure conveys the factors considered in our estimate of self insurance reserves and the uncertain nature of the estimates at the end of any reporting period.  As overall adjustments to our estimates have not had a material impact on our financial condition or results of operations in any prior period, we do not believe additional language regarding sensitivity of estimates would provide meaningful additional information to investors.

Definitive Proxy Statement filed on Schedule 14A Incorporated by Reference

Directors and Executive Officers, page 6

3.             In future filings, provide for each director, the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director at the time that the disclosure is made, in light of your business and nature.  See Item 401(e)(1) of Regulation S-K.

Company Response:  We respectfully point out that our Form 10-K and Proxy Statement were filed prior to February 28, 2010, the effective date for the change to Item 401(e) of Regulation S-K that would require the information requested in the Staff’s comment.  Further, we did not selectively voluntarily comply with the Regulation S-K amendments adopted in Commission Release No. 34-61175, dated December 16, 2009, and effective February 28, 2010 (the “Proxy

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October 14, 2010

Disclosure Enhancements Release”).  Accordingly, we were not required to provide the information requested in the Staff’s comment in our Form 10-K or Proxy Statement.  We will comply with this portion of Item 401(e) in future filings, when applicable.

4.             In future filings, provide disclosure related to the board’s leadership structure and risk oversight in response to Item 407(h) or Regulation S-K.  In addition, please also discuss the effect that the board’s role in the risk oversight of the company has on the board’s leadership structure.

Company Response:  We respectfully point out that our Form 10-K and Proxy Statement were filed prior to February 28, 2010, the effective date for Item 407(h) of Regulation S-K.  Further, we did not selectively voluntarily comply with the Regulation S-K amendments adopted in the Proxy Disclosure Enhancements Release.  Accordingly, we were not required to provide the information requested in the Staff’s comment in our Form 10-K or Proxy Statement.  We will comply with Item 407(h) in future filings, when applicable.

Compensation Discussion and Analysis, page 15

5.             We note your disclosure on page 15 that determinations of an executive officer’s compensation are not made as a result of benchmarking compensation against that of other companies.  However, we note your disclosure on page 16 discussing management’s engagement of a third party compensation consultant solely to provide comparative data regarding compensation paid by a group of public companies in your industry.  In addition, we note you provide the names of the comparative companies in footnote disclosure on page 16.  Please advise.

Company Response:  The determination of executive officer compensation was not based, in whole or in part, on benchmarking compensation of our executive officers against other companies.  Our management did engage a third party compensation consultant solely to provide the Company with summaries of published compensation survey data and summaries of compensation data customized for the Company based on parameters that were specified by management.  This information included data from public companies in our industry, as listed in footnote 2 on page 16 of our Proxy Statement.  Our Compensation Committee and our Board of Directors considered this information in order to obtain a general understanding of current trends in compensation practices and ranges of compensation amounts being awarded in our industry but did not use this information to benchmark the compensation for our executive officers.  In addition, our Compensation Committee and our Board of Directors considered various other

United States Securities and Exchange Commission

October 14, 2010

factors in making their discretionary determinations of the compensation for our executive officers, including those factors described on pages 15 and 16 of our Proxy Statement.

6.             We note your disclosure in the second paragraph on page 16 that the Compensation Committee did not engage a compensation consultant.  Please advise, given your disclosure in the first paragraph on page 16 discussing management’s engagement of a third party compensation consultant for benchmarking purposes.  In future filings, if a compensation consultant is engaged by management, if applicable, provide disclosure related to compensation consultant fees as required by Item 407(e)(3)(iii) of Regulation S-K.

Company Response:  Our Compensation Committee did not engage a third party compensation consultant.  As noted above, our management did engage a third party compensation consultant to provide the Company with summaries of published compensation survey data and summaries of compensation data customized for the Company based on parameters that were specified by management but not for benchmarking purposes.  This information included data from public companies in our industry, as listed in footnote 2 on page 16 of our Proxy Statement.  These summaries help us to obtain a general understanding of current trends in compensation practices and ranges of compensation amounts being awarded.  The compensation consultant did not provide advice to the Company.  We will comply with Item 407(e)(3)(iii) of Regulation S-K in future filings, when applicable.

7.             We note that you have not provided any disclosure in response to Item 402(s) of Regulation S-K.  Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

Company Response:  We respectfully point out that our Form 10-K and Proxy Statement were filed prior to February 28, 2010, the effective date for Item 402(s) of Regulation S-K.  Further, we did not selectively voluntarily comply with the Regulation S-K amendments adopted in the Proxy Disclosure Enhancements Release.  Accordingly, we were not required to provide the information requested in the Staff’s comment in our Form 10-K or Proxy Statement.  We will comply with Item 402(s) in future filings, when applicable.

Summary Compensation Table, page 20

8.             We note you recorded the $200,000 severance payment to Mr. Murphy as a “Bonus” in the table.  However, the amount paid to a named executive officer pursuant to a severance plan should be recorded in the “All Other

United States Securities and Exchange Commission

October 14, 2010

Compensation” column of the table.  Refer to Item 402(c)(2)(ix)(D)(1) of Regulation S-K.  If applicable, please make the appropriate disclosure in future filings.

Company Response:  In future filings, we will disclose applicable severance payments in the “All Other Compensation” column of the Summary Compensation Table.

The Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the responses to the comments of the Staff, or require additional information, please contact the undersigned at (617) 796-8214.

Very truly yours,

/s/ Bruce J. Mackey Jr.
Bruce J. Mackey Jr.
President and Chief Executive Officer